October 10, 2013
Via United Parcel Service and EDGAR
Ms. Jennifer Thompson
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, DC 20549

Re:    Sears Canada Inc.
Form 40-F for Fiscal Year Ended February 2, 2013
Filed March 15, 2013
Form 6-K
Filed September 5, 2013
File No. 000-54726

Dear Ms. Thompson:
I want to thank you for your comments concerning the above-referenced documents as set forth in your letter dated September 27, 2013 (the “Comment Letter”), and I am pleased to submit this response to the Securities and Exchange Commission (the “Commission”) on behalf of Sears Canada Inc. (“we,” “us,” “our,” “Sears,” or the “Company”). For convenient reference, we have prefaced each of our responses with your comment in bold and each of our responses is keyed to the numerical order of your comments.
To assist the staff of the Commission (the “Staff”) in reviewing this letter, I will separately deliver to you, by courier, four copies of this letter. If you would like to receive additional copies, please do not hesitate to contact me.

The following are the Company’s responses to the Comment Letter:

Form 6-K filed September 5, 2013

Financial Statements for the Fiscal Period Ended August 3, 2013, page 22

Notes to Financial Statements, page 27

Note 2.4 Changes in Accounting Policy, page 28

1.
We note your disclosure that upon adoption of IFRS 11, Joint Arrangements, you determined that your real estate joint arrangements are joint operations and revised your financial statements to recognize these arrangements by proportional consolidation. We note your disclosure in Exhibit 99.1, Management’s Discussion and Analysis on page 4 that you are not involved in the day-to-day management of the shopping centres, but that you are involved in major decisions regarding your joint venture interests. Please tell us how you determined that these operations are joint operations. Specifically, please tell us:

•How your joint ventures are structured;

•Your rights and obligations and those of the other parties to the joint venture;

•How control is shared between the parties;

•The types of activities requiring your consent and unanimous consent of the parties, as well as the types of activities considered to be part of the day-to-day operations in which you are not involved; and

•How disputes between the parties are resolved or settled.

Please revise your disclosure in future filings to clarify why your real estate joint ventures represent joint operations. Please show us what your future disclosures will look like.

Response.
The Company advises the Staff that it has considered the requirements of IFRS 11 Joint Arrangements (“IFRS 11”) in determining whether our joint arrangements constitute joint ventures or joint operations. Paragraph 17 of IFRS 11 states that “An entity applies judgement when assessing whether a joint arrangement is a joint operation or a joint venture. An entity shall determine the type of joint arrangement in which it is involved by considering its rights and obligations arising from the arrangement. An entity assesses its rights and obligations by considering the structure and legal form of the arrangement, the terms agreed by the parties in the contractual arrangement and, when relevant, other facts and circumstances.”
As at August 3, 2013, the Company had joint arrangement interests in 11 shopping centres across Canada with two parties, Westcliff Group of Companies (“Westcliff”) and Ivanhoe Cambridge Group (“Ivanhoe”) to develop and operate the shopping centres. The functions performed by our joint arrangement partners include sourcing and renting of space to third parties, and managing and maintaining the shopping centres.
The investments in joint arrangements are structured as co-ownerships or limited companies, and are similar in nature. The Company’s ownership interest in the joint arrangements range from between 15% and 50%. A summary of the joint arrangements is as follows:

	Joint Arrangement	Sears % Equity	Managing Partner	Structure	Location
1.	Carrefour Richelieu Realties (St-Jean)	50%	Westcliff	Co-Ownership	Carrefour du Nord
2.	Carrefour Richelieu Realties (St-Jerome)	50%	Westcliff	Co-Ownership	Carrefour Richelieu
3.	Carrefour Richelieu Realties (Carrefour Angrignon)	50%	Westcliff	Co-Ownership	Carrefour Angrignon
4.	Carrefour Richelieu Realties (Place Angrignon)	50%	Westcliff	Co-Ownership	Place Angrignon
5.	Carrefour Richelieu Realties (Drummondville)	50%	Westcliff	Co-Ownership	Promenades de Drummondville
6.	Carrefour Richelieu Realties (Pierre-Caisse)	50%	Westcliff	Co-Ownership	Place Pierre Caisse
7.	Mega Centre Drummondville Inc.	50%	Westcliff	Co-Ownership	Mega Centre Drummondville
8a.	172098 Canada Inc.	50%	Westcliff	Limited Company	Drummondville Stripmall
8b.	Gestion de Neiges	50%	Westcliff	Limited Company	Snow-dumping site
9a.	Kildonan Place Shopping Centre	20%	Ivanhoe	Co-Ownership	Kildonan Place
9b.	Kildonan Place SC Limited	20%	Ivanhoe	Limited Company	Kildonan Place
10a.	Les Rivieres Shopping Centre	15%	Ivanhoe	Co-Ownership	Les Rivieres
10b.	Les Rivieres Shopping Centre Limited	15%	Ivanhoe	Limited Company	Les Rivieres
11a.	Les Galeries de Hull Shopping Centre	15%	Ivanhoe	Co-Ownership	Les Galeries de Hull
11b.	Les Galeries de Hull Ltd.	15%	Ivanhoe	Limited Company	Les Galeries de Hull

Westcliff Co-Ownerships
The Company advises the Staff that each of the Westcliff Co-Ownerships is subject to indivision agreements dated January 1, 1995 (the “Indivision Agreements”), which govern the relationship between the co-owners. Each agreement specifies that unanimous written consent of the co-owners or a resolution unanimously passed by the management committee is required for all major decisions. The management committee is comprised of representatives from Sears and Westcliff. Major decisions are defined to include a sale of the property, financing decisions, expenditures and contracts greater than $250,000, determination of income and expenses required for the operation of the property, changes to any standard form lease for commercial retail units and the merchandise plan and tenant mix of the property. These decisions have a significant impact on the risk and return of the arrangement, and the development and operation of the shopping centres, in accordance with the definition of “relevant activities” in paragraph B5 of IFRS 11. In the event of a deadlock in making a decision, each party has a buy/sell right with respect to the Westcliff Co-Ownership interests, failing which the matter may proceed to court. Therefore, a contractual agreement and unanimous consent of decisions on relevant activities exists, and the Company has joint control over the Westcliff Co-Ownerships.
The assets and liabilities of the Westcliff Co-Ownerships are held in nominee companies, of which Sears and Westcliff each have a 50% interest. The nominee companies are incorporated and serve as the vehicle to hold the assets and liabilities for the Westcliff Co-Ownerships. Nominee companies are used solely because co-ownership agreements cannot legally hold title to land and buildings. As a separate legal vehicle exists, the legal form is analyzed in accordance with paragraph B33 of IFRS 11 to conclude on Sears rights and obligations and those of Westcliff with respect to these joint arrangements. The legal form of the nominee companies does not provide them rights to the assets and obligations for the liabilities. The Indivision Agreements each state that Westcliff and Sears agree that the provisions of the Indivision Agreement govern and define their respective rights, proceeds, revenues, benefits, liabilities, interests, powers and obligations to the property. While the nominee companies hold title to the assets, the beneficial ownership is transferred to Sears and Westcliff, and in accordance with the Indivision Agreements, the co-owners are the undivided owners who have title to the assets and the benefit of ownership. Accordingly, their existence is not considered substantive in the determination of whether the joint arrangement is a joint venture or a joint operation.
The Company advises the Staff that when the legal form does not separate the assets and liabilities held in the separate vehicle from the parties to the joint arrangement, then the legal form itself (and its inability to shield the assets and liabilities from the parties to the joint arrangement) is sufficient to conclude that the arrangement is a joint operation. The legal form of the Westcliff Co-Ownerships does not confer separation between the co-owners and the nominee companies, and the rights to the assets and obligations for the liabilities of these joint arrangements belongs to the co-owners, and therefore the Company has concluded that the Westcliff Co-Ownerships are joint operations.

Westcliff Limited Companies
The Company advises the Staff that Sears and Westcliff are currently party to two limited company joint arrangements, where each partner has a 50% interest (the “Westcliff Limited Companies”). The Company assessed the Westcliff Limited Companies and determined that a separate legal vehicle exists, and their legal form does confer separation between the limited companies and the parties to the joint arrangement. Based on this, the Company concluded that the Westcliff Limited Companies should be accounted for as joint ventures. However, the net assets and net income of the Westcliff Limited Companies are insignificant, and as such, the Company has classified them as joint operations consistent with the other joint arrangements to which the Company is a party. If classified as joint ventures, total assets and liabilities would each decrease by approximately $0.5 million, which the Company does not believe provides the users of its financial statements with additional useful information. In addition, the Company does not believe that the value of the net assets of the Westcliff Limited Companies will significantly change in the future.

Ivanhoe Co-Ownerships
The Company advises the Staff that each of the Ivanhoe Co-Ownerships are subject to co-owners agreements (the “Co-Owners Agreements”) which contractually outline the relationship of the co-owners. Each agreement specifies that no major decision will be made unless specifically permitted or required by the Co-Owners Agreement or is first unanimously approved by the co-owners in writing or at a meeting of the co-owners committee. Major decisions include entering into any activity or business involving the property, arranging financing, entering or amending any contracts or purchase orders committing the co-owners to amounts in excess of $50,000, acquiring or disposing of assets greater than $50,000, and entering into any management, leasing, development or construction agreements. These decisions have a significant impact on the risk and return of the arrangement, and the development and operation of the shopping centres, in accordance with the definition of “relevant activities” in paragraph B5 of IFRS 11. In the event of disputes between the co-owners, the Co-Owners Agreement requires settlement by arbitration. If disputes cannot be settled through arbitration within the timeframe stipulated in each agreement, either a new arbitration process will be initiated or the matter will proceed to the courts. Therefore, a contractual agreement and unanimous consent of decisions on relevant activities exists, and the Company has joint control over the Ivanhoe Co-Ownerships.
The assets and liabilities of the Ivanhoe Co-Ownerships are held in nominee companies, in which the co-owners hold shares based on their respective co-ownership proportions. Specifically, for Kildonan Place, 80% of the shares in the nominee company are held by Ivanhoe and 20% are held by Sears. For Les Rivieres and Les Galleries de Hull, 85% of the shares in the nominee companies are held by Ivanhoe and 15% are held by Sears. While Sears has only a 15% and 20% interest in the nominee companies, joint control still exists due to the unanimous consent requirement for major decisions. The nominee companies are incorporated and serve as the vehicle to hold the assets and liabilities for the Ivanhoe Co-Ownerships. Nominee companies are used solely because co-ownership agreements cannot legally hold title to land and buildings. As a separate legal vehicle exists for the Ivanhoe Co-Ownerships, the legal form is analyzed in accordance with paragraph B33 of IFRS 11 to conclude on Sears rights and obligations and those of Ivanhoe with respect to these joint arrangements. If the legal form does not separate the assets and liabilities held in the separate vehicle from the parties to the joint arrangement, then the legal form itself (and its inability to shield the assets and liabilities from the parties to the joint arrangement) is sufficient to conclude that the arrangement is a joint operation. The legal form of the nominee companies that hold title to the assets and liabilities of the Ivanhoe Co-Ownerships does not provide them rights to the assets and obligations for the liabilities. The Co-Owners Agreements, which govern and define the rights, proceeds, revenues, benefits, liabilities, interests, powers and obligations of the co-owners, state that the co-owners are the registered owners of the land and shopping centre constructed on the land, and have leased the shopping centre to the Ivanhoe Limited Companies. The nominee companies hold title to the assets on behalf of the co-owners, however the co-owners do not give any consent, approval or authorization to the nominee companies. Accordingly, their existence is not considered substantive in the determination of whether the joint arrangement is a joint venture or a joint operation.
The Company advises the Staff that the legal form of the Ivanhoe Co-Ownerships does not confer separation between the co-owners and the nominee companies, and the rights to the assets and obligations for the liabilities of these joint arrangements reside with the co-owners. Therefore, the Company has concluded that the Ivanhoe Co-Ownerships are joint operations.

Ivanhoe Limited Companies
The Company advises the Staff that Sears and Ivanhoe are currently party to three limited company joint arrangements, where Sears has either a 15% or 20% interest (the “Ivanhoe Limited Companies”). Each of the Ivanhoe Limited Companies has a shareholders agreement (the “Shareholders Agreement”) which contractually outlines the relationship of the shareholders for the following subject properties.
Each agreement specifies that no major decision will be made unless specifically permitted or required by the Shareholders Agreement or is first approved unanimously by the shareholders in writing. Major decisions include making a constitutional change to the company, changing the authorized or issued capital of the company, engaging in any activity other than development, construction, leasing and operation of initial improvements, appointing officers of the company, arranging financing, approving budgets for any aspect of operations and approving annual financial statements, entering or amending any contracts or purchase orders committing the co-owners to amounts in excess of $50,000, acquiring or disposing of assets greater than $50,000, declaring or paying any dividend or distribution of funds of the company to shareholders, committing the company to acquire any interest in lands or proposed development, approving merchandise plan and tenant mix plan, approving standard form of leave for office space and commercial retail units and entering into any management, leasing, development or construction agreements regarding the project. These decisions have a significant impact on the risk and return of the arrangement, and the development and operation of the shopping centres, in accordance with the definition of “relevant activities” in paragraph B5 of IFRS 11. In the event of dispute between the co-owners, the Shareholders Agreement requires settlement by arbitration. If disputes cannot be settled through arbitration within the timeframe stipulated in the agreement, either a new arbitration process will be initiated or the matter will proceed to the courts. The Company therefore advises the Staff that a contractual agreement and unanimous consent of decisions on relevant activities exists, and therefore the Company has joint control over the Ivanhoe Limited Companies. The co-owners hold shares in the limited companies based on their co-ownership percentage. Specifically, for Kildonan Place, 80% of the shares are held by Ivanhoe and 20% are held by Sears. For Les Rivieres and Les Galleries Hull, 85% of the shares are held by Ivanhoe, and 15% held by Sears. While Sears has a 15% or 20% interest in the limited companies, joint control still exists due to the unanimous consent requirement for relevant activities. As a separate legal vehicle exists for the Ivanhoe Limited Companies, the legal form is analyzed in accordance with the decision tree in paragraph B33 of IFRS 11 to conclude on Sears rights and obligations and those of Ivanhoe with respect to these joint arrangements.
The Shareholders Agreements state that the distribution of net cash flow will be made fifteen (15) days after each month end to the shareholders to first reduce any loans made by shareholders to the pro rata amount of loan made, and any remaining amount will be distributed to the shareholders as approved by the shareholders. Net cash flow is defined as all revenue received or receivable by the limited company for a given period which exceeds the sum of expenditures (including all obligations under the building lease) paid or payable by the limited company and the amount of working capital to be retained by the limited company for next period as approved by the shareholders. The Shareholders Agreements state that the recourse of any lender for financing of the limited company’s assets is limited to the limited company’s assets. The legal form of the Ivanhoe Limited Companies does therefore confer separation between the co-owners and the assets and liabilities in the limited companies, and the rights to the assets and obligations for the liabilities of these joint arrangements do not directly flow to the co-owners. As such, the Company analyzed other facts and circumstances to conclude on the rights and obligations with respect to these joint arrangements.
The Ivanhoe Limited Companies contain the operations of the shopping malls, while the shopping mall land, buildings and mortgage reside in the Ivanhoe Co-Ownerships, and there is a building lease between the limited company and the co-ownership to use the building for mall operations. While the Ivanhoe Limited Companies legal structure suggests that the operation of the malls is stand alone, the operations of the malls are dependent upon the land, buildings and related mortgages. The revenue earned in the Ivanhoe Limited Companies results directly from the leasing of shopping mall assets which are held by the Ivanhoe Co-Ownerships. Through the co-ownerships, Sears has rights to the shopping mall assets and ultimately the benefits derived therefrom, including the net cash flow from the mall operations.
The Ivanhoe Limited Companies Shareholders Agreements reference the Co-Owners Agreement with respect to rights and obligations of the shareholders, and state that the shareholders covenant to comply with all obligations under the Co-Owners Agreement. In addition, the Shareholders Agreement does not directly specify the rights and obligations of the shareholders regarding the land and buildings which the mall operations are based on, but rather refers to the Co-Owners Agreement, which specifies the rights and obligations of the property. Therefore, there is an underlying interrelationship between the Shareholders Agreement and the Co-Owners Agreement.
The guidance in paragraphs BC35 and BC36 of IFRS 11 clarifies that while the Ivanhoe Co-Ownerships and Ivanhoe Limited Companies are under the same umbrella of a single arrangement, and the activities are interrelated, it appears that the International Accounting Standards Board (“IASB”) contemplated that the activities could result in different types of joint arrangements based on the definition of the unit of account (i.e. the overall joint arrangement umbrella versus the individual contracts and/or vehicles). The unit of account assessment is subject to interpretation and the Company believes that the guidance in IFRS 11 is unclear on this matter. The Company believes the relationship between the co-ownership as landlord and the Ivanhoe Limited Companies as tenant confirms that it is a single arrangement that should be assessed together as a joint operation, since the Co-Owners Agreements gives the rights to the assets and obligations for the liabilities to the co-owners. If the Co-Owners Agreements and the Ivanhoe Limited Companies were assessed individually, the percentage of net revenues in each year which is payable to the landlord (i.e. the co-ownership) as base rent is 100% of net revenues greater than $10,000. The Ivanhoe Limited Companies retain the first $10,000, and the remaining net cash flow is paid to the Ivanhoe Co-Ownership as rent. Therefore, the majority of cash flow from the mall operations are ultimately held in the Co-Ownership, which also owns the assets from which the cash flow is generated from.
The Company therefore advises the Staff that the rights to the cash flow generated from the assets and obligations of the Ivanhoe Limited Companies are ultimately held in the Ivanhoe Co-Ownerships. Therefore the Company has concluded that the Ivanhoe Limited Companies are joint operations.

Future Disclosure
The Company advises the Staff that future filings of the Company’s Financial Statements and Management Discussion and Analysis will include the following disclosure (new disclosure has been included in bold):

“On May 12, 2011 the IASB issued IFRS 11 and required that a party in a joint arrangement assess its rights and obligations to determine the type of joint arrangement and account for those rights and obligations accordingly. The Company has real estate joint arrangements related to 11 shopping centres, for which decisions regarding relevant activities require unanimous consent of the parties sharing control. In the event of a dispute between the parties sharing control of the joint arrangements, settlement occurs through unbiased arbitration, legal action, or a sale of the party’s interest in the joint arrangement to the other party. The Company examined the legal structure, contractual arrangements and other relevant facts and circumstances of each joint arrangement, and the Company determined that it had rights to the assets and obligations to the liabilities of each joint arrangement. Therefore, the Company has determined that its real estate joint arrangements are joint operations and have been recognized in accordance with the Company’s interest in the assets and liabilities of these arrangements.”

Note 14. Financial Instruments, page 34

Note 14.5 Classification and fair value of financial instruments, page 36

2.
We note your disclosure that effective March 3, 2013 you finalized an exclusive, multi-year licensing arrangement with SHS which will result in SHS overseeing the day-to-day operations of your HIPS operations. We note that you provided SHS with an interest-bearing loan which allows SHS to pay the final purchase price of $5.3 million over 6 years and which is included in Other long-term assets in your statement of financial position. You also disclose that as a part of this transaction, SHS granted you a call option, which if exercised, would require SHS to sell you a 20% interest in the HIPS business which is exercisable until March 2, 2023. Please tell us and disclose in future filings how you account for this transaction and the basis in IFRS for your accounting. Please show us what your future disclosures will look like.

Response.
The Company advises the Staff that SHS Services Management Inc. (“SHS”) granted the Company a call option which, if exercised, would require SHS to sell the Company 20% of the shares in SHS, for a nominal amount. SHS currently operates the business that was transferred to it by the Company. The call option is exercisable beginning March 3rd, 2013 until March 2nd, 2023. SHS paid the Company $5.3 million for $7.8 million of assets and $2.5 million of liabilities upon closing of the transaction.
The Company concluded that the call option was a derivative as defined in paragraph 9 of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). The value of the option changes in response to a variable, i.e. the value of SHS. It has an initial investment (nil) that is smaller than would be required for other instruments that have a similar response to the variable (shares in SHS) and the option will be settled at a future date. In accordance with paragraph 46 of IAS 39, an entity shall measure financial assets, including derivatives that are assets, at their fair values. Also, in accordance with paragraph 55(a) of IAS 39, a gain or loss on a financial asset or financial liability classified as at fair value through profit or loss shall be recognized in profit or loss. Therefore, the initial value of the call option, as well as changes in the carrying amount of the call option is required to be recognized within profit or loss.
As a result of the transition of the HIPS business to a third party, Sears has determined that there was insignificant value in the call option during the first half of Fiscal 2013, and therefore has not assigned any value to the financial instrument. The valuation considered that SHS is undergoing significant changes and internal investment during the transition of business activities to them, and as such, value has not yet been created as a result of the transaction.
The Company advises the Staff that we will revise our disclosure in future filings of the Company’s Financial Statements to clarify the accounting treatment of the call option as follows (new disclosure has been included in bold):
“As part of the transaction, SHS granted the Company a call option which, if exercised would require SHS to sell the Company a 20% share in SHS in exchange for a nominal amount. The call option can be exercised beginning March 3, 2013 until March 2, 2023. The Company believes the call option currently has no value, and has therefore recorded the option at a value of nil. The Company will reassess the value of the call option each reporting period, and any changes in the carrying amount of the call option would be recognized within profit or loss, and included in Derivative financial assets or Derivative financial liabilities accordingly.”

* * *

The Company, in response to the request contained in the Comment Letter, hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials or this letter, please call the undersigned at (416) 941-4255. Please send copies of any correspondence relating to this filing to the undersigned by email to ej.bird@sears.ca.

Yours truly,
Sears Canada Inc.

/s/ E.J. Bird

E.J. Bird
Executive Vice-President and Chief Financial Officer

cc:    Mr. Douglas Campbell
President and Chief Executive Officer
Sears Canada Inc.

Mr. Klaudio Leshnjani
Executive Vice-President, Chief Administrative
Officer and General Counsel
Sears Canada Inc.